82-3470



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256


06010466

20th January, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results for the Quarter ended 31st December, 2005

Further to our letter dated 20th January, 2006 forwarding the Unaudited Financial Results of the Company for the Quarter ended 31st December, 2005, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Deputy Secretary

Encl. as above.




ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.



ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

From : Arup Ghosh
Corporate Communications

Financial Results for the Quarter ended 31st December, 2005

Highest ever quarterly sales and profits
Net Sales up 37.5%
Post-tax profit (before exceptional items) up 24.8 %

ITC's post-tax profit (before exceptional items) for the quarter ended 31st December 2005 registered a growth of 24.8% to Rs. 582.27 crores, while pre-tax profit at Rs. 842.58 crores posted a growth of 26.6%. Earnings per share (post share split & issue of bonus shares) for the quarter stood at Rs. 1.55. Viewed in the context of the base effect (tax refund of Rs.33 crores in the same quarter last year), the growth in post tax profit is even more commendable.

The Company's Gross Turnover at Rs. 4190 crores recorded a strong growth of 28.5% while Net Turnover at Rs. 2556 crores grew 37.5% driven by Cigarette sales, ramp up of the new FMCG businesses, higher agri exports and improved performance of the Hotels and Paperboards, Paper & Packaging segments. The non-cigarette topline which now accounts for 49% of the Company's Net Turnover, grew by 57% during the quarter.

The 3 months period ended 31st December 2005 witnessed the achievement of the highest ever levels of sales and profits (before considering exceptional items) declared in any quarter.

FMCG

Branded Packaged Foods

The Company's Branded Packaged Foods business continued to expand rapidly with sales recording an impressive growth of 85% over same period last year. In the Staples category, the branded spices business was scaled up with the extension of **'Aashirvaad Spices'** (chilli powder, turmeric powder and coriander powder) to target markets leveraging the brand's association with superior quality and consistency. **'Aashirvaad Atta'** continued to gain increasing consumer franchise, further consolidating its position as the clear market leader amongst national branded players. **'Aashirvaad Select'**, ITC's premium atta offering, was also extended to target markets during the quarter. Plans are on the anvil to launch valued added variants to augment product range.

In the Confectionery category, the business launched **'mint-o** *masti blue***'** in a refreshingly new pack design and product formulation. The product has met with encouraging response from

customers and is being extended to target markets. The business also launched **'Cofitino'**, during December 2005 in select markets marking its foray into the Toffees segment.

The **'Kitchens of India'** range was further strengthened with the launch of a number of variants in the packaged desserts segment.

In the Biscuits category, the **'Sunfeast'** range continued to make impressive gains. Market extension of **'Sunfeast Golden Bakes'** and **'Sunfeast Snacky'** continued during the quarter. These product launches/extensions, alongwith the strong trend in sales of other value-added products in the Creams and Marie segment, resulted in enriching the sales mix and improving realisations. The business is gearing up for the launch of a slew of differentiated products while simultaneously establishing outsourced and distributed manufacturing capacities to garner rapid volume growth in this category.

Lifestyle Retailing

The **'Wills Lifestyle'** range comprising **'Wills Classic'** (formal wear), **'Wills Sport'** (relaxed wear) and **'Wills Clublife'** (social/evening wear) recorded a strong performance on the back of improved range vitality and the introduction of a large number of style and colour options. Sales for the 9 months ended December 2005 grew over 50% over the same period last year. The 'Wills' range is now available in 39 large format retail stores and 109 multi-brand outlets apart from the 37 exclusive 'Wills Lifestyle Stores'. The business continued to leverage the state-of-the-art 'master facility' towards developing superior products and also scaled up outsourced manufacturing at the 'just-in-time' facility with a view to servicing consumer preferences more effectively and to improve inventory management.

The 'Wills Lifestyle' range was further augmented during the quarter with the extension of **'Essenza Di Wills'**, an exclusive line of prestige fragrance products, to select 'Wills Lifestyle' stores. The products have met with encouraging response from discerning consumers.

The distribution reach of **'John Players'**, the mid-market brand, was further strengthened during the quarter. The brand is now available in 75 Exclusive Brand Outlets and nearly 2100 Multi-brand and high traffic outlets. Sales for the 9 months ended December 2005 grew over 70% over the same period last year. The stylish winter collection has further reinforced the brand's "comfort dressing" positioning while the introduction of outerwear, denims etc. has led to increased value capture on account of superior product mix. The brand's association with **Hrithik Roshan,** who has been signed up by the Company as the brand ambassador for John Players, is beginning to pay dividends by reinforcing its **'style with a playful side'** positioning.

Greeting, Gifting & Stationery

The business made impressive gains in the Stationery market with the **'Classmate'** and **'Expressions Paperkrafts'** range of products gaining increasing consumer franchise and growing preference among target consumers. Stationery sales for the 9 months ended December 2005 tripled over the same period last year. The business also launched a range of products aimed at the mass market under the brand name **'Saathi'**. Product extension is underway to target markets. The **'Expressions'** range of Greeting cards consolidated its leadership position in multi-brand outlets in the key metro markets.



Safety Matches

The Matches SBU achieved robust volume growth through continued focus on product quality, enhanced supply chain capabilities and distribution reach, even as the margins improved on the back of higher realisations and effective cost management.

The recent acquisition of WIMCO Ltd. by the Company's wholly owned subsidiary Russell Credit Ltd. has begun to yield synergy advantages. The synergy benefits will better position ITC to continue to add value to manufacturers in the small-scale sector through technical and management support to help them achieve superior product quality and processes. Consequent to its successful de-listing offer and the continuing exit offer (upto June 2006) to the shareholders of WIMCO Ltd., Russell Credit Ltd. now owns 92.28% of the paid-up equity share capital of WIMCO Ltd.

Agarbattis

ITC continues to partner with small and medium enterprises to help them raise their quality and process standards. Three agarbatti manufacturing units have received ISO 9001-2000 certification till date aided by the Company's process and technical inputs. In yet another manifestation of ITC's commitment to the triple bottomline, the Company began sourcing agarbattis from Khadi & Village Industries Commission (KVIC) approved units. This collaborative venture is expected to result in employment generation, particularly in the semi-urban and rural areas.

The 'Mangaldeep' brand is fast emerging as the only national brand in an industry dominated by multiple local brands. The brand was further strengthened during the quarter with the launch of Mangaldeep Dhoop in select target markets in the North.

Cigarettes

The Cigarettes industry continued to operate in a challenging environment especially in view of the severe restrictions on advertisement and communication brought about with the implementation of the 'Cigarettes and Other Tobacco Products (Prohibition of Advertisement and Regulation of Trade and Commerce, Production, Supply and Distribution) Act, 2003' (COTPA) with effect from 1st April 2004 and ratification of the Framework Convention for Tobacco Control, of which India was one of the first signatories. Excise duty rates were also increased by as much as 10% for cigarettes in March 2005. Cigarettes continue to be subjected to multiplicity of taxes at the Central and State levels. The constitutionality of the levy of entry taxes by the States is presently before a Constitution Bench of the Supreme Court. A judgement favourable to industry will be in consonance with the taxation philosophy underlying the concept of VAT, namely the elimination of the cascading impact of multiple taxes.

The Company continues to leverage its focus on world class quality to enhance its market standing and sustain its leadership position in the industry. Several initiatives were undertaken during the quarter including roll out of Gold Flake Kings in modernised round corner pack and the introduction of Festival packs across major filter brands. On the manufacturing front, the business continued to make investments in technology upgradation



Hotels

Segment revenues at Rs. 219 crores grew by 31.4% over the same period last year on the back of improved room realisations and occupancies across properties. ITC Grand Central, the Company's second hotel in Mumbai, posted profits at the pre-tax level in its first nine months of operations. ITC Sonar Bangla consolidated its position as the market leader both in terms of 'Revpar' (revenue per available room) and Room Revenues in Kolkata.

A comprehensive renovation and product upgradation programme is also underway at various hotels in keeping with the Company's strategy of maintaining the contemporariness of its properties. In keeping with the Company's strategy to maximise presence in key business locations, pre-project work in respect of the second property at Bangalore is underway.

Paperboards, Paper & Packaging

Sales of value added paperboards continued to record strong growth during the quarter, further enriching the product mix. These products now constitute appx. 55% of total paperboard sales. In the recycled segment, the recently acquired Kovai unit recorded cash profits during the quarter on the back of improved capacity utilisation and savings in energy cost post commissioning of a captive power plant.

In fulfillment of its commitment to a cleaner environment, the Company's Elemental Chlorine Free (ECF) pulp mill continues to meet world-class environmental standards. Plans are underway to nearly double pulping capacity to achieve cost competitiveness and meet future growth requirements. With increasing awareness of hygiene and safety among Indian consumers, industries like foods and pharmaceuticals are progressively switching to ECF pulp-based paperboard.

The Packaging and Printing business continued to leverage its recent investments in technology upgradation to expand its range of offerings to include a wider variety of contemporary packaging formats. This has enabled it to provide discernibly superior and innovative packaging solutions not only to the Company's cigarettes business but also to the FMCG and paperboards businesses. Apart from providing a source of sustainable competitive advantage to these businesses, the investments have begun delivering substantial savings to the ITC system. Plans are underway to augment capacity both in the Cartons and Flexibles segment.

Agri business

The e-Choupal network was further ramped up to 5500 installations, reaching out to over 3 million farmers in the states of Madhya Pradesh, Uttar Pradesh, Maharashtra, Rajasthan, Karnataka, Kerala and Andhra Pradesh.

The Company's first rural mall, christened **'Choupal Sagar'**, inaugurated in August 2004 at Sehore, MP continued to attract high levels of footfalls and sales. Two more 'Choupal Sagars' have commenced operations at MHOW and Vidisha (M.P.) while construction at 10 more sites is fast nearing completion. Such malls, in synergistic combination with the e-Choupal network would serve as the core infrastructure to support ITC's rural distribution strategy.



Agribusiness revenues during the period April'05 to December'05 grew by 63% driven by wheat, non-basmati rice exports and leaf tobacco. However, Segment Results were impacted due to the incremental costs associated with scaling up of the choupal network, income from export incentives included last year and lower margins in leaf tobacco exports consequent to change in sales mix during the period.

The Board of Directors, at its meeting held in Kolkata on 20th January 2006 approved the financial results for the quarter ended 31st December 2005, which are enclosed.

January 20, 2006



ITC LIMITED

Unaudited Financial Results for the Quarter and Nine Months ended 31st December, 2005

(Rs. in Crores)

		Quarter ended 31.12.2005	Quarter ended 31.12.2004	Nine Months ended 31.12.2005	Nine Months ended 31.12.2004	Twelve months ended 31.03.2005
GROSS INCOME		4239.08	3314.09	12015.89	9991.71	13585.39
NET SALES TURNOVER	(1)	2556.04	1859.10	7006.07	5462.34	7639.45
OTHER INCOME	(2)	48.88	52.02	211.46	176.49	235.81
NET INCOME (1+2)		2604.92	1911.12	7217.53	5636.83	7875.26
Less:						
TOTAL EXPENDITURE	(3)	1677.70	1152.49	4481.13	3333.00	4846.89
a) (Increase) / decrease in stock-in-trade		(0.23)	(58.66)	(159.42)	(97.99)	(67.85)
b) Consumption of raw materials, etc.		1040.06	718.07	2883.47	2007.76	2837.40
c) Staff cost		136.38	106.26	396.57	321.71	467.26
d) Other expenditure		501.49	386.82	1360.51	1101.52	1610.08
INTEREST (Net)	(4)	1.52	18.23	2.28	41.17	42.43
DEPRECIATION	(5)	83.12	75.01	246.16	223.13	312.87
PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS (1+2-3-4-5)	(6)	842.58	665.39	2487.96	2041.53	2673.07
Less:						
PROVISION FOR TAXATION (including prior year adjustments)	(7)	260.31	198.69	775.06	621.88	836.00
NET PROFIT BEFORE EXCEPTIONAL ITEMS (6-7)	(8)	582.27	466.70	1712.90	1419.65	1837.07
EXCEPTIONAL ITEMS (NET OF TAX)	(9)	(45.44)	-	(45.44)	-	354.33
PROFIT AFTER TAX (8+9)		536.83	466.70	1667.46	1419.65	2191.40
PAID UP EQUITY SHARE CAPITAL	(10)	375.51	249.31	375.51	249.31	249.43
(Ordinary shares of Re. 1/- each)						
RESERVES EXCLUDING REVALUATION RESERVES	(11)	-	-	-	-	7586.28
EARNING PER SHARE (Rs.)						
On Profit after Taxation before Exceptional Items	(12)					
- Basic (Rs.)		1.55	1.25	4.57	3.79	4.91
- Diluted (Rs.)		1.54	1.25	4.55	3.79	4.90
On Profit after Taxation and Exceptional Items						
- Basic (Rs.)		1.43	1.25	4.45	3.79	5.85
- Diluted (Rs.)		1.42	1.25	4.43	3.79	5.84
AGGREGATE OF NON-PROMOTER SHAREHOLDING	(13)					
- NUMBER OF SHARES		3755136870	2493104040	3755136870	2493104040	2494340760
- PERCENTAGE OF SHAREHOLDING		100	100	100	100	100

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 20th January, 2006.

(ii) Figures for corresponding quarter and Nine Months ended 31st December, 2004 have been re-stated to incorporate the impact of the amalgamation of erstwhile ITC Hotels Limited and erstwhile Ansal Hotels Limited with the Company effective 1st April, 2004.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) During the quarter, 2 Investor complaints were received, which were promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(v) Provision for Taxation includes Rs.5.22 Crores and Rs.14.74 Crores for Fringe Benefit Tax for the quarter and Nine Months ended 31st December, 2005 respectively. (Corresponding previous quarter and Nine Months ended 31st December, 2004 Rs. Nil).

(vi) "Exceptional Items (Net of Tax)" represents once-off assistance to contract manufacturers in view of the retrospective withdrawal of Central Excise exemption on cigarettes manufactured in the North Eastern States during the year 2000.

(vii) The above is as per Clause 41 of the Listing Agreement.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter and Nine Months ended 31st December, 2005 which needs to be explained.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 20th January, 2006
Place : Kolkata, India

For and on behalf of the Board


Executive Director


Chairman

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the
Quarter and Nine Months ended 31st December, 2005

(Rs. in Crores)

	Quarter ended 31.12.2005	Quarter ended 31.12.2004	Nine Months ended 31.12.2005	Nine Months ended 31.12.2004	Twelve months ended 31.03.2005
1. Segment Revenue					
a) FMCG - Cigarettes	2880.83	2419.53	8447.01	7499.02	10002.54
- Others	260.59	152.22	707.81	389.38	563.39
Total FMCG	**3141.42**	**2571.75**	**9154.82**	**7888.40**	**10565.93**
b) Hotels	219.19	166.79	520.03	396.27	577.25
c) Agri Business	654.90	401.59	1874.44	1263.87	1780.07
d) Paperboards, Paper & Packaging	489.54	390.82	1420.23	1153.61	1565.31
Total	**4505.05**	**3530.95**	**12969.52**	**10702.15**	**14488.56**
Less : Inter-segment revenue	314.85	268.88	1165.09	886.93	1138.98
Gross sales / Income from operations	**4190.20**	**3262.07**	**11804.43**	**9815.22**	**13349.58**
2. Segment Results					
a) FMCG - Cigarettes	692.87	560.94	2070.46	1727.92	2288.84
- Others	(39.47)	(40.75)	(129.47)	(126.73)	(195.23)
Total FMCG	**653.40**	**520.19**	**1940.99**	**1601.19**	**2093.61**
b) Hotels	76.63	53.44	160.29	84.56	140.94
c) Agri Business	14.92	20.72	82.11	93.65	96.41
d) Paperboards, Paper & Packaging	91.32	76.22	272.73	226.16	279.99
Total	**836.27**	**670.57**	**2456.12**	**2005.76**	**2610.95**
Less : i) Interest (Net)	1.52	18.23	2.28	41.17	42.43
ii) Other un-allocable expenditure net of un-allocable income	(7.83)	(13.05)	(34.12)	(76.94)	(104.55)
PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	**842.58**	**665.39**	**2487.96**	**2041.53**	**2673.07**
3. Capital Employed					
a) FMCG - Cigarettes *			741.04	1135.25 **	1240.01
- Others			473.78	262.09	262.31
Total FMCG			**1214.82**	**1397.34**	**1502.32**
b) Hotels			1377.56	1382.44	1400.61
c) Agri Business			1236.73	743.27	739.72
d) Paperboards, Paper & Packaging			1789.65	1616.88	1745.11
Total Segment Capital Employed			**5618.76**	**5139.93**	**5387.76**

* Before considering provision of Rs. 405 Crores (31.12.2004 - Rs. 1669 Crores) in respect of disputed State taxes, the levy / collection of which by the States has been stayed.

** Includes Pre-deposit of Rs. 350 Crores with Excise authorities in respect of excise litigation which since stands resolved.

Notes :

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	: Cigarettes	- Cigarettes & Smoking mixtures.
	: Others	- Branded Garments, Greeting, Gifting & Stationery, Packaged Foods (Staples, Confectionery, Snack Foods, Ready to Eat Foods). Agarbattis and Matches sourced from the small scale sector.
Hotels		- Hoteliering.
Paperboards, Paper & Packaging		- Paperboards, Paper including Specialty Paper & Packaging.
Agri Business		- Agri commodities such as Rice, Soya, Wheat, Coffee and Leaf Tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others' largely reflect start up and business development costs.

(4) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 1378 Crores (31.12.2004- Rs. 1382 Crores) includes Rs. 431 Crores (31.12.2004 - Rs. 788 Crores) relating to investments in hotels which became operational in the last three years. The segment results are net of the depreciation charge of the newly opened hotels.

(5) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the nine month period are after absorbing costs relating to the expansion of the strategic e-choupal initiative.

(6) Figures for the previous year have been recast to conform to current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : [illegible]0th January, 2006
Place : Kolkata, India

For and on behalf of the Board


Executive Director


Chairman


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

20th January, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results for the Quarter and Nine months ended 31st December, 2005

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results of the Company, alongwith a statement providing details of Segment-wise Revenue, Results and Capital Employed, for the Quarter and Nine months ended 31st December, 2005, approved at the meeting of the Board of Directors of the Company held on 20th January, 2006.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of the Quarter ended 31st December, 2005, is also enclosed.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC LIMITED

Unaudited Financial Results for the Quarter and Nine Months ended 31st December, 2005

(Rs. in Crores)

		Quarter ended 31.12.2005	Quarter ended 31.12.2004	Nine Months ended 31.12.2005	Nine Months ended 31.12.2004	Twelve months ended 31.03.2005
GROSS INCOME		4239.08	3314.09	12015.89	9991.71	13585.39
NET SALES TURNOVER	(1)	2556.04	1859.10	7006.07	5462.34	7639.45
OTHER INCOME	(2)	48.88	52.02	211.46	176.49	235.81
NET INCOME (1+2)		2604.92	1911.12	7217.53	5638.83	7875.26
Less:						
TOTAL EXPENDITURE	(3)	1677.70	1152.49	4481.13	3333.00	4846.89
a) (Increase) / decrease in stock-in-trade		(0.23)	(58.66)	(159.42)	(97.99)	(67.85)
b) Consumption of raw materials, etc.		1040.06	718.07	2883.47	2007.76	2837.40
c) Staff cost		136.38	106.26	396.57	321.71	467.26
d) Other expenditure		501.49	386.82	1360.51	1101.52	1610.08
INTEREST (Net)	(4)	1.52	18.23	2.28	41.17	42.43
DEPRECIATION	(5)	83.12	75.01	246.16	223.13	312.87
PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS (1+2-3-4-5)	(6)	842.58	665.39	2487.96	2041.53	2673.07
Less:						
PROVISION FOR TAXATION (Including prior year adjustments)	(7)	260.31	198.69	775.06	621.88	836.00
NET PROFIT BEFORE EXCEPTIONAL ITEMS (6-7)	(8)	582.27	466.70	1712.90	1419.65	1837.07
EXCEPTIONAL ITEMS (NET OF TAX)	(9)	(45.44)	-	(45.44)	-	354.33
PROFIT AFTER TAX (8+9)		536.83	466.70	1667.46	1419.65	2191.40
PAID UP EQUITY SHARE CAPITAL	(10)	375.51	249.31	375.51	249.31	249.43
(Ordinary shares of Re. 1/- each)						
RESERVES EXCLUDING REVALUATION RESERVES	(11)	-	-	-	-	7586.28
EARNING PER SHARE (Rs.)						
On Profit after Taxation before Exceptional Items	(12)					
- Basic (Rs.)		1.55	1.25	4.57	3.79	4.91
- Diluted (Rs.)		1.54	1.25	4.55	3.79	4.90
On Profit after Taxation and Exceptional Items						
- Basic (Rs.)		1.43	1.25	4.45	3.79	5.85
- Diluted (Rs.)		1.42	1.25	4.43	3.79	5.84
AGGREGATE OF NON-PROMOTER SHAREHOLDING	(13)					
- NUMBER OF SHARES		3755136870	2493104040	3755136870	2493104040	2494340760
- PERCENTAGE OF SHAREHOLDING		100	100	100	100	100

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 20th January, 2006.

(ii) Figures for corresponding quarter and Nine Months ended 31st December, 2004 have been re-stated to incorporate the impact of the amalgamation of erstwhile ITC Hotels Limited and erstwhile Ansal Hotels Limited with the Company effective 1st April, 2004.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) During the quarter, 2 Investor complaints were received, which were promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(v) Provision for Taxation includes Rs.5.22 Crores and Rs.14.74 Crores for Fringe Benefit Tax for the quarter and Nine Months ended 31st December, 2005 respectively. (Corresponding previous quarter and Nine Months ended 31st December, 2004 Rs. Nil).

(vi) "Exceptional Items (Net of Tax)" represents once-off assistance to contract manufacturers in view of the retrospective withdrawal of Central Excise exemption on cigarettes manufactured in the North Eastern States during the year 2000.

(vii) The above is as per Clause 41 of the Listing Agreement.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter and Nine Months ended 31st December, 2005 which needs to be explained.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 20th January, 2006
Place : Kolkata, India

For and on behalf of the Board


Executive Director


Chairman



ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Nine Months ended 31st December, 2005

(Rs. in Crores)

	Quarter ended 31.12.2005	Quarter ended 31.12.2004	Nine Months ended 31.12.2005	Nine Months ended 31.12.2004	Twelve months ended 31.03.2005
1. Segment Revenue					
a) FMCG - Cigarettes	2880.83	2419.53	8447.01	7499.02	10002.54
- Others	260.59	152.22	707.81	389.38	563.39
Total FMCG	**3141.42**	**2571.75**	**9154.82**	**7888.40**	**10565.93**
b) Hotels	219.19	166.79	520.03	396.27	577.25
c) Agri Business	654.90	401.59	1874.44	1263.87	1780.07
d) Paperboards, Paper & Packaging	489.54	390.82	1420.23	1153.61	1565.31
Total	**4505.05**	**3530.95**	**12969.52**	**10702.15**	**14488.56**
Less : Inter-segment revenue	314.85	268.88	1165.09	886.93	1138.98
Gross sales / Income from operations	**4190.20**	**3262.07**	**11804.43**	**9815.22**	**13349.58**
2. Segment Results					
a) FMCG - Cigarettes	692.87	560.94	2070.46	1727.92	2288.84
- Others	(39.47)	(40.75)	(129.47)	(126.73)	(195.23)
Total FMCG	**653.40**	**520.19**	**1940.99**	**1601.19**	**2093.61**
b) Hotels	76.63	53.44	160.29	84.56	140.94
c) Agri Business	14.92	20.72	82.11	93.85	96.41
d) Paperboards, Paper & Packaging	91.32	76.22	272.73	226.16	279.99
Total	**836.27**	**670.57**	**2456.12**	**2005.76**	**2610.95**
Less : i) Interest (Net)	1.52	18.23	2.28	41.17	42.43
ii) Other un-allocable expenditure net of un-allocable income	(7.83)	(13.05)	(34.12)	(76.94)	(104.55)
PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	**842.58**	**665.39**	**2487.96**	**2041.53**	**2673.07**
3. Capital Employed					
a) FMCG - Cigarettes *			741.04	1135.25 **	1240.01
- Others			473.78	262.09	262.31
Total FMCG			**1214.82**	**1397.34**	**1502.32**
b) Hotels			1377.56	1382.44	1400.61
c) Agri Business			1236.73	743.27	739.72
d) Paperboards, Paper & Packaging			1789.65	1616.88	1745.11
Total Segment Capital Employed			**5618.76**	**5139.93**	**5387.76**

* Before considering provision of Rs. 405 Crores (31.12.2004 - Rs. 1669 Crores) in respect of disputed State taxes, the levy / collection of which by the States has been stayed.

** Includes Pre-deposit of Rs. 350 Crores with Excise authorities in respect of excise litigation which since stands resolved.

Notes :

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	- Cigarettes & Smoking mixtures.
: Others	- Branded Garments, Greeting, Gifting & Stationery, Packaged Foods (Staples, Confectionery, Snack Foods, Ready to Eat Foods). Agarbattis and Matches sourced from the small scale sector.
Hotels	- Hoteliering.
Paperboards, Paper & Packaging	- Paperboards, Paper including Specialty Paper & Packaging.
Agri Business	- Agri commodities such as Rice, Soya, Wheat, Coffee and Leaf Tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others' largely reflect start up and business development costs.

(4) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 1378 Crores (31.12.2004- Rs. 1382 Crores) includes Rs. 431 Crores (31.12.2004 - Rs. 788 Crores) relating to investments in hotels which became operational in the last three years. The segment results are net of the depreciation charge of the newly opened hotels.

(5) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the nine month period are after absorbing costs relating to the expansion of the strategic e-choupal initiative.

(6) Figures for the previous year have been recast to conform to current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 20th January, 2006
Place : Kolkata, India

For and on behalf of the Board


Executive Director


Chairman







A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700 016

The Board of Directors.
ITC Limited
Virginia House
37 J.L. Nehru Road
Kolkata 700 071

Dear Sirs,

LIMITED REVIEW REPORT

1. We have reviewed the accompanying Statement of "Unaudited Financial Results for the Quarter and Nine months ended 31st December 2005" (the Statement) of ITC Limited prepared by the company pursuant to Clause 41 of the Listing Agreement with the stock exchanges in India, which has been initialed by us for identification purposes. This statement is the responsibility of the company's management and has been approved by the Board of Directors.

2. We conducted our limited review to obtain moderate assurance as to whether the information disclosed in the accompanying Statement is free of material misstatement. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review conducted by us as aforesaid, nothing has come to our notice that causes us to believe that the accompanying Statement prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For A.F. FERGUSON & CO.
Chartered Accountants



(M.S.Dharmadhikari)
(Partner)



Kolkata: 20th January 2006

TELEPHONE : 22298817, 22299256 • FAX : (033) 22264182 • E-MAIL : affkol@vsnl.net
BANGALORE • CHENNAI • HYDERABAD • JAMSHEDPUR • MUMBAI • NEW DELHI • PUNE • VADODARA
MIDDLE EAST : DUBAI, U.A.E. MUSCAT, OMAN



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

20th January, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Allotment of Shares under the ITC Employee Stock Option Scheme

In terms of the Listing Agreement, we write to advise that the Company on 20th January, 2006 has issued and allotted 21,080 Ordinary Shares of Re.1/- each, upon exercise of 2,108 Options by Optionees under the ITC Employee Stock Option Scheme.

Consequently, with effect from 20th January, 2006, the Issued and Subscribed Share Capital of the Company stands increased to Rs.375,51,57,950/- divided into 375,51,57,950 Ordinary Shares of Re.1/- each.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Deputy Secretary

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.